Exhibit 99.11

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

9 December 2003

Notification was received today that as at the close of business on 4 December 2003, Cater Allen International Limited had an interest in 18,117,922 ordinary shares representing 3.25% of the ordinary share capital of the Company.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.